[HEMISPHERX LETTERHEAD]



                                                              September 22, 2006



Amy C. Bruckner
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Hemispherx Biopharma, Inc.
                  Item 4.01 Form 8-K Filed September 20, 2006
                  File No. 001-13441


Dear Ms. Bruckner:

Hemispherx Biopharma, Inc. (the "Company") hereby responds to the comments contained in your September 20, 2006 comment letter. Response numbers correspond to the comment numbers in your letter.

Item 4.01 Form 8-K Filed September 20, 2006


Comment No. 1 Please revise your filing to specify the exact resignation date of BDO Seidman, LLP. Please also state explicitly whether during your two most recent fiscal years ended December 31, 2005 and subsequent interim period through the date of resignation there were any disagreements with BDO Seidman, as described in Item 304(a)(1)(iv) of Regulation S-K. You should specify the "interim period" as the "interim period through September 18, 2006," if that is the actual resignation date.

Response. As disclosed in the Form 8-K, BDO Seidman has not resigned yet and has informed the Company that it anticipates that it will resign no later than the date of the Company's filing of its third quarter Form 10-Q. As discussed with the Staff, the Company has filed an amendment to its Form 8-K (the "8-K/A") disclosing that it will amend the Form 8-K to disclose the resignation and update the other information contained therein after BDO actually resigns.

Comment No. 2 Please amend your filing to include, as Exhibit 16, the letter from your former accountants, BDO Seidman, LLP, as required by Item 304(a)(3) of Regulation S-K. If you do not intend to file an amendment to include Exhibit 16 within ten business days, please tell us why.

Response. The requisite letter is filed with the 8-K/A. The Company understands that it will have to obtain and file an updated letter from BDO Seidman when it files an additional Form 8-K amendment at the time that BDO Seidman actually resigns.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                       Very truly yours,

                                                       /s/ Robert Peterson
                                                       -----------------------
                                                       Robert Peterson,
                                                       Chief Financial Officer